Exhibit 99.1

ESSA Appoints Otello Stampacchia, PH.D., of Omega Funds to Board of Directors

HOUSTON and VANCOUVER, Oct. 22, 2018 /CNW/ - ESSA Pharma Inc. (TSX-V: EPI, NASDAQ: EPIX) ("ESSA" or the "Company"), a pharmaceutical company focused on developing novel therapies for the treatment of prostate cancer, today announced the appointment of Otello Stampacchia, Ph.D., Founder and Managing Director of Omega Funds, a Boston-based biotech and medical device investment firm, to the Company's Board of Directors.  Mr. Stampacchia was appointed pursuant to the terms of a nomination rights agreement between the Company and Omega Fund Management, LLC.

Dr. Stampacchia founded Omega Funds in 2004 and leads the firm's investor relations and strategic initiatives. He is a member of Omega's investment committee and is also heavily involved in a number of the firm's therapeutic areas of interest, particularly in oncology, rare diseases and inflammatory disorders.  Previously, Dr. Stampacchia led life sciences direct investments and diligence for healthcare venture fund investments at AlpInvest Partners, one of the largest private equity asset managers worldwide. Previously, he was the portfolio manager of the Lombard Odier Immunology Fund, a listed investment vehicle in Geneva, Switzerland, investing in public and private healthcare companies worldwide. Prior to this, Dr. Stampacchia was a member of the healthcare corporate finance and M&A team at Goldman Sachs (London and New York offices). Previously, he helped co-found the healthcare investment activities at Index Securities (now Index Ventures). Dr. Stampacchia has a Ph.D. in Molecular Biology from the University of Geneva. He also holds a European Doctorate in Biotechnology from the EU, and obtained an MSc in Genetics from the University of Pavia. Dr. Stampacchia currently serves as a Director for Gossamer Bio, Kronos Bio, Median Technologies, and Replimune.

In connection with the appointment, the Company has approved the granting of 12,000 incentive stock options (the "Options") to Mr. Stampacchia.  The Options are exercisable at a price of US $3.58 vest in forty-eight (48) equal installments beginning from the date of grant and have a 10 year term.

About ESSA Pharma Inc.
ESSA is a pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration-resistant prostate cancer ("CRPC") in patients whose disease is progressing despite treatment with current therapies. ESSA believes that its proprietary compounds can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies, by disrupting the androgen receptor ("AR") signaling pathway that drives prostate cancer growth and by preventing AR transcriptional activity by binding selectively to the N-terminal domain ("NTD") of the AR. A functional NTD is essential for transactivation of the AR. In preclinical studies, blocking the NTD has demonstrated the capability to overcome the known AR-dependent mechanisms of CRPC. ESSA was founded in 2009.

About Prostate Cancer
Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2012). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, metastatic CPRC ("mCRPC"), and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", "potential", "promising", "refocus", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements regarding ESSA's belief as to the Company's proprietary compounds significantly expanding the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward-looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F for the year ended September 30, 2017 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile.  Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE ESSA Pharma Inc

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%CIK: 0001633932

For further information: David S. Wood, Chief Financial Officer, Tel: (778) 331-0962

CO: ESSA Pharma Inc

CNW 07:00e 22-OCT-18